IDEX CORPORATION 630 Dundee Road, Suite 400 Northbrook, IL 60062-2745 (847) 498-7070
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attn:	Ms. Julie Sherman Reviewing Accountant	April 10, 2009

Re:	IDEX Corporation Form 10-K: For the year ended December 31, 2008 Filed March 2, 2009 File No. 001-10235
Dear Ms. Sherman:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 30, 2009 relating to IDEX Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 (2008 10-K).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2008 10-K, as applicable.
Form 10-K for the year ended December 31, 2008
Financial Statements, page 26
Note 4. Goodwill and Intangible Assets, page 37
1.	We note that you performed your annual impairment test at October 31, 2008 and concluded no amounts were impaired. Subsequently, at December 31, 2008 you updated certain forecasts to reflect, among other things, the global economic downturn and other considerations and reassessed the likelihood of any further impairment of your reporting units. You again concluded that no amounts were impaired. Please address the following:
•	We note that further changes in your forecasts or changes in key assumptions could cause book values of certain reporting units to exceed their fair values. Provide a qualitative and quantitative description to describe the material assumptions used in your sensitivity analysis and an analysis of those assumptions based upon reasonably likely changes. Consider revising future filings to include in your critical accounting policy as well.

•	Identify, if any, which reporting units required a second step impairment test and the results of such tests.

•	Tell us about the “updates” that were made to your forecasts at December 31, 2008. In particular, explain why only certain forecasts were updated, while others were not. Also explain the nature and significance of the updates and discuss the “other considerations” you reference in your disclosure.

Ms. Julie Sherman
April 10, 2009

•	In the interest of providing readers with a better insight into your judgments for your accounting for goodwill impairment, please revise future filings to be more specific with regards to the changes that were made to your forecasts.
The Company performs its annual goodwill impairment test at October 31st each year. During 2008 the Company tested 14 reporting units for goodwill impairment in accordance with SFAS 142. The fair value of each reporting unit is determined by the Company with the assistance of a third party valuation firm. Specifically, income and market valuation approaches are utilized to determine the fair value of each reporting unit. The Company’s reporting units prepare an annual operating plan (AOP) and a three year strategic plan. These processes and the resulting financial projections are the basis for our projections utilized for the annual impairment testing. Specifically, the first year of the financial projections is based upon the next year’s AOP (which is performed in October of each year to coincide with our annual goodwill impairment testing process). Revenue per our AOP process is developed using backlog, current order trends, pricing impacts and consideration of growth initiatives. Capital expenditures and income taxes are generally assumed at current levels and profitability and working capital improvements relate to specific operational initiatives. Years two through five of our financial projections are based upon our long-term strategic planning process. The financial projections developed as a result of our strategic planning process are based on a review of major end markets, competition, new product development, global growth opportunities and specific initiatives. The Company will revise our critical accounting policy disclosure relating to goodwill and intangible assets in future annual filings as noted in our response to the second comment below.
The annual goodwill impairment test was completed during the fourth quarter of 2008 and resulted in none of our reporting units requiring the “step two” portion of the impairment testing process per SFAS 142 to be performed.

In January 2009, all reporting units reviewed their AOP and, as a result of the global economic downturn, certain of these units revised their AOP and their two through five financial projections. As a result, the Company determined that it would be appropriate to prepare a discounted cash flow analysis for any reporting unit that significantly reduced its 2009 AOP and whose excess of fair value over carrying value could in management’s view be significantly impacted by these reductions. We performed the discounted cash flow analysis as an additional procedure in order to determine if an event occurred or circumstances changed since our last annual impairment test (October 31, 2008) that would indicate it was more likely than not that the carrying amount of a reporting unit was below fair value. As such, the Company prepared a discounted cash flow analysis for three reporting units (Banjo, ADS and Micropump). We performed the discounted cash flow calculation for these three reporting units, based on the revised 2009 annual operating plans (which also included Q4 cost reduction actions). Banjo’s revised projections resulted in flat revenue compared to 2008 rather than the 5% growth rate originally assumed for 2009. ADS’s projected 2009 revenue was reduced by 9% compared to the original projection, due primarily to a delay in the timing of federal funding. Micropump’s projected 2009 revenue was reduced by 4% compared to the original projections, due primarily to a slowdown in the semiconductor end market. For all three reporting units, we determined it was appropriate to keep our long-term expected growth rates consistent with our strategic plans of 5% to 8%. In all three cases, after consideration of these revised projections and related cost actions, the Company concluded that none of these reporting units required the “step one” portion of the impairment test per SFAS 142 to be performed as none of these three reporting units were determined to have a triggering event; thus a “step two” impairment test was also not required. As a result of the updated analysis, the Company determined that the Banjo and ADS reporting units had the potential for goodwill impairment in the future if the fair value was decreased by 10% and provided this sensitivity in our financial statement disclosures in the 2008 10-K.

Ms. Julie Sherman
April 10, 2009

The Company’s reference to “other considerations” in our financial statement disclosures related to business unit specific matters and specific industry trends that were evaluated by management. These considerations were in addition to the effect being realized from the impact of the global economic downturn. As a result of our evaluation of these “other considerations”, the Company did not identify any additional reporting units that we believe would require a discounted cash flow analysis.

In our future filings, to the extent we have materially revised our forecast subsequent to the date of the annual goodwill impairment test, the Company will further describe and be more specific with regards to any subsequent changes made to our projections utilized for the annual goodwill impairment analysis as of October 31st.

2.	We note your disclosure herein that “consistent with the company’s approach in it annual impairment testing, in assessing the fair value of the Fluid Management Americas reporting unit, the company considered both the market approach and the income approach.” Consider enhancing your related critical accounting policies disclosure to discuss how you consider the market and income approach as part of your annual testing and how you validate the reasonableness of the fair values determined. Also, discuss how assumptions and methodologies used for valuing goodwill in the current year have changed since prior year, highlighting the impact of any such changes.

The Company will revise our critical accounting policy disclosure relating to goodwill and intangible assets in future annual filings as follows:
The Company’s business acquisitions result in recording goodwill and other intangible assets, which affect the amount of amortization expense and possible impairment expense that the Company will incur in future periods. The Company follows the guidance prescribed in Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” to test goodwill and intangible assets for impairment. On an annual basis, on October 31st, or more frequently if trigging events occur, the Company compares the fair value of their reporting units to the carrying value of each reporting unit to determine if a goodwill impairment exists.

The Company determines the fair value of each reporting unit utilizing an income approach (discounted cash flows) weighted 50% and a market approach consisting of a comparable public company EBITDA multiples methodology weighted 25% and a comparable transaction EBITDA multiples methodology weighted 25%. To determine the reasonableness of the calculated fair values, the Company reviews the assumptions to ensure that neither the income approach nor the market approach yielded significantly different valuations.

The respective weightings and the methodologies used to determine fair value have been consistently applied since 2006; however, the assumptions are updated each year for each reporting unit. Various assumptions are utilized including actual operating results, annual operating plans, strategic plans, economic projections, anticipated future cash flows, the weighted average cost of capital, comparable transactions, market data and EBITDA multiples. The assumptions that have the most significant effect on the fair value calculation are the weighted average cost of capital, the EBITDA multiples and terminal growth rates. The 2008 and 2007 ranges for these three assumptions utilized by the Company are as follows:

Assumptions	2008 Range	2007 Range

Weighted average cost of capital	12.6% to 13.9%	12.0% to 14.6%
EBITDA multiples	5.8x to 9.0x	9.3x to 15.0x
Terminal growth rates	3.0% to 3.5%	3.0% to 4.5%

Ms. Julie Sherman
April 10, 2009

3.	Tell us the last date you assessed your property, plant and equipment and other intangible assets for impairment and the results of such tests.

In our significant accounting policies (Note 1, page 31) of the consolidated financial statement under the caption “Impairment of Long-Lived Assets”, we describe our policy with regards to our review for impairment of long-lived assets as follows:
“Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the projected undiscounted future cash flows generated by their use. Impaired assets are recorded at their estimated fair value using a discounted cash flow analysis.”
We have implemented controls at all of our business units to determine on a quarterly basis whether an event or change in circumstance has occurred that would require management to perform an impairment test of property, plant and equipment (PP&E) and other intangible assets in accordance with our policy.
As a result, we recorded impairment charges in the fourth quarter of 2008 of $2.7 million, primarily relating to property and equipment (see Restructuring Note (Note 2), page 34 of the notes to the consolidated financial statements). These asset impairments were realized in the fourth quarter of 2008 in connection with decisions to consolidate site locations and were based on the fair values of these assets compared to the current net book value of such assets.

During the third quarter of 2008, due to a downturn in capital spending by its customer base and the loss of a major retail customer, the Company reviewed for impairment the long-lived assets other than goodwill associated with our Fluid Management reporting unit under SFAS 144 and determined that no impairment was required. The SFAS 144 long-lived assets impairment test was performed prior to the goodwill impairment test performed on the Fluid Management reporting unit. In addition, at December 31, 2008, we reviewed a specific customer relationship intangible asset at the Banjo reporting unit for impairment and determined no such impairment existed.
In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports would not provide materially meaningful information and therefore are not necessary.
***

Ms. Julie Sherman
April 10, 2009

Please direct any further questions or comments to me (847) 664-4754. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (847) 498-9123.
Sincerely,

/s/ Dominic A. Romeo Dominic A. Romeo
Vice President and Chief Financial Officer